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Exhibit 99.1

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For Immediate Release
January 29, 2003

DRAXIS Receives FDA Approval for New
Radiotherapeutic Product

        Kit for preparing radioactive iodine I-131 capsules and solution for the treatment of thyroid cancer and hyperthyroidism

MISSISSAUGA, ONTARIO, January 29, 2003—DRAXIMAGE Inc., the radiopharmaceutical division of DRAXIS Health Inc. (TSX: DAX; Nasdaq: DRAX), has received approval from the U.S. Food and Drug Administration (FDA) to produce and market a new radiotherapeutic kit product for the preparation of Sodium Iodide I-131 Capsules and Oral Solution. Sodium Iodide I-131 is indicated for the treatment of both thyroid cancer and hyperthyroidism.

"This is the first new formulation of Sodium Iodide I-131 available to the Nuclear Medicine community in over 20 years," said Dr. Richard Flanagan, President of DRAXIMAGE. "In addition, it is the first such product on the market that allows physicians and radiopharmacists to prepare an FDA approved I-131 gelatin capsule or oral solution, thus allowing both dose and the dosage form to be tailored to meet the specific treatment plan designed for each individual patient. Because of its unique high concentration it will permit the radiophamacist to prepare a single dose therapy capsule."

DRAXIMAGE will market the new product in the U.S. through its existing U.S. based distributors and radiopharmacy suppliers. DRAXIMAGE has a proven track record of over 45 years delivering radiopharmaceuticals by overnight courier to customers in the US and Canada. In 2002 DRAXIMAGE achieved better than 98% on-time U.S. delivery of radiopharmaceutical products, including those orders placed up to 4 p.m., which are shipped the same day. Due to the radioactive nature of these products, orders are shipped directly to the customer without the need for handling by the distributor.

Dr. Martin Barkin, President and CEO of DRAXIS Health, added,"This new product provides another significant opportunity for DRAXIMAGE to grow through further expansion into the U.S., an integral part of our long term global strategy to increase penetration in the highly specialized radiopharmaceutical sector."

The total U.S. market for therapeutic radioactive iodine products is estimated to range between $14 and $18 million. This FDA approval represents the second radioactive iodine product introduced to the U.S. market by DRAXIMAGE within the past 18 months. In August 2001, DRAXIMAGE entered into a major third-party manufacturing contract to supply Sodium Iodide I-131 radiotherapy capsules for distribution in the United States.

Cancers of the thyroid, which affect over 11,000 new patients each year in the U.S., are often treated with a combination of surgical removal of the cancer nodule, followed by chemotherapy with radioactive Iodine. Thyroid cells are unique among the cells of the body, since they have the ability to absorb Iodine out of the bloodstream and concentrate it inside the thyroid. Since most thyroid cancer cells retain this ability to absorb and concentrate iodine, this provides a perfect "chemotherapy" strategy. Radioactive Iodine is given to the patient following surgery and any remaining thyroid cancer cells absorb it and concentrate it within themselves so that the radioactivity destroys the cancerous cell from within. Other cells in the body cannot absorb the radioactive iodine, so they are unharmed and the body generally suffers none of the usual side effects, such as hair loss, nausea and diarrhea that are often typical with other chemotherapy drugs.

Hyperthyroidism is a condition which affects over 300,000 patients in the US every year and is caused by the effects of excess thyroid hormone on the body's tissues. The thyroid gland produces two hormones, T4 and T3, which regulate many aspects of the metabolism in the body. These hormones can affect how many calories the body burns, how warm we feel and even how much we weigh. Excessive thyroid activity and the production of too much hormone can also have a direct effect on most organs, including the heart for example, which beats faster and harder under the influence of thyroid hormones. Treatment with Sodium Iodide I-131 is a well-established medical procedure for significantly reducing an over-active thyroid.

About DRAXIMAGE Inc.

DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceuticals for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes including radioiodine, and BrachySeed™, a next-generation brachytherapy implant. DRAXIMAGE has several products in late-stage development, including three technetium-99m-based diagnostic imaging products: Fibrimage® for imaging deep vein thrombosis, currently in Phase III, Amiscan™ for the early diagnosis of acute myocardial infarct, currently in Phase II, and INFECTON™ for imaging infection, currently in Phase I.

About DRAXIS Health Inc.

DRAXIS Health Inc. is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	For United States:
Jerry Ormiston	Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.	The Investor Relations Group
Phone: 877-441-1984	Phone: 212-825-3210
Fax: 905-677-5494	Fax: 212-825-3229

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DRAXIS Receives FDA Approval for New Radiotherapeutic Product